Exhibit 99.1

Press Release, 9 May 2012

Interxion Reports First Quarter 2012 Results

AMSTERDAM 9 May 2012 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three months ended 31 March 2012.

Highlights

•	Revenue for the quarter increased by 14% to €65.8 million (Q1 2011: €57.9 million)

•	Adjusted EBITDA for the quarter increased by 23% to €27.3 million (Q1 2011: €22.2 million)

•	Adjusted EBITDA margin for the quarter increased to 41.5% (Q1 2011: 38.4%)

•	Net profit increased by 210% to €8.7million (Q1 2011: €2.8 million)

•	Capital expenditure, including intangible assets, was €61.1million

“In the first quarter of 2012, Interxion again delivered solid performance and demonstrated our ability to consistently grow revenues and Adjusted EBITDA while adding equipped space to support our customers’ needs. Recurring revenue increased by more than 4% over the quarter ended December 31, 2011, and strong bookings in the quarter reflect a continued healthy market for our services, despite sustained economic weakness in Europe,” said Interxion Chief Executive Officer, David Ruberg. “Adjusted EBITDA grew 23% and achieved a margin of 41.5%, demonstrating the operating leverage of our business model. We added 2,000 sqm of equipped space during the quarter, including the opening of our seventh data centre in Frankfurt.”

Press Release, 9 May 2012

Quarterly Review

Revenue for the first quarter of 2012 was €65.8 million, a 14% increase over the first quarter of 2011 and a 2% increase over the fourth quarter of 2011. Recurring revenue was €62.3 million, a 15% increase over the first quarter of 2011 and a 4% increase over the fourth quarter of 2011. Recurring revenue was 95% of total revenue.

Cost of sales for the first quarter increased by 7% to €26.5 million, compared with the first quarter of 2011. Gross profit margin increased to 59.7%, compared with 57.2% in the same quarter of 2011. Sales and marketing costs in the first quarter were €4.9 million, up 15% compared with the same quarter in the previous year. General and administrative costs, excluding depreciation, amortisation, impairments, exceptional general and administrative costs, and share-based payments, were €7.1 million, an increase of 7% compared with the first quarter of 2011. Depreciation, amortisation, and impairments increased by 13%, compared with the previous-year first quarter, to €9.7 million.

Net financing costs for the first quarter of 2012 were €4.4 million, compared with €6.6 million in the first quarter of 2011, primarily as a result of higher interest capitalization because of increased data centre construction.

Net profit was €8.7 million in the first quarter of 2012, up 210% from the first quarter of 2011. Earnings per share in the first quarter of 2012 were €0.13 on 67.4 million diluted shares compared to €0.05 on a weighted average of 61.5 million diluted shares in the first quarter of 2011.

Adjusted EBITDA for the first quarter of 2012 was €27.3 million, up 23% year-on-year. Adjusted EBITDA margin expanded to 41.5%, compared with 38.4% in the first quarter of the previous year.

Press Release, 9 May 2012

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €25.4 million, up 23% year-on-year. Capital Expenditure, including intangible assets, was €61.1 million in Q1 2012 and included the exercise of an option to purchase the land and buildings of Amsterdam 6 data centre, which is currently under construction.

Cash and cash equivalents were €98.2 million at 31 March 2012, down from €142.7 million at year-end 2011. The company’s revolving credit facility remains undrawn.

Equipped space at the end of the first quarter 2012 was 64,800 square metres compared with 61,000 square metres at the end of the first quarter of 2011 and 62,800 square metres at the end of the fourth quarter of 2011. Utilisation rate, the ratio of revenue-generating space to equipped space, was 73%, the same as in the first quarter of 2011, and down from 75% in the fourth quarter of 2011, principally as a result of the increase in equipped space associated with Frankfurt 7, which opened late in the quarter.

Business Outlook

The company today reaffirmed its guidance for 2012:

Revenue	€275million – €285 million
Adjusted EBITDA	€112million – €120 million
Capital Expenditure (including intangibles)	€170million – €190 million

Conference Call to Discuss Results

The company will host a conference call at 8:30am ET (1:30pm BST, 2:30pm CET) to discuss the results.

Press Release, 9 May 2012

To participate in this call, US callers may dial toll free, 1-866-966-9439; callers outside the US may dial direct, +44 (0)1452 555 566. The conference ID for this call is 70068620. This event will also be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of the call will be available from shortly after it ends until 15 May 2012. To access the replay, US callers may dial toll free, 1-866-247-4222; callers outside the US may dial direct, +44 (0)1452 550 000. The replay access number is 70068620#.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Adjusted EBITDA

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items, and to include share of profits (losses) of non-group companies. We present Adjusted EBITDA as additional

Press Release, 9 May 2012

information because we believe this measure is used by certain investors in their analyses and because it is used in the financial covenants in our revolving credit facility and 9.50% Senior Secured Notes due 2017. Other companies may, however, present Adjusted EBITDA differently. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered as a measure of liquidity or as an alternative to operating profit, net income or any other measure of performance, derived in accordance with IFRS, as an indicator of our operating performance.

A reconciliation of Adjusted EBITDA to EBITDA and Operating Profit is provided in the Notes to Consolidated Income Statement: Group Metrics.

Interxion does not provide forward-looking estimates of Operating Profit, Depreciation, Amortization, and Impairments, Share-based Payments, or Exceptional Items, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide reconciling information. Interxion intends to calculate Adjusted EBITDA in future periods consistent with the way in which it is calculated for the periods presented in this press release.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 29 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Press Release, 9 May 2012

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 9 May 2012

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2012	Mar-31 2011
Revenue	65,812	57,892
Cost of sales	(26,499)	(24,780)

Gross Profit	39,313	33,112
Other income	118	127
Sales and marketing costs	(4,850)	(4,212)
General and administrative costs	(17,521)	(17,299)

Operating Profit	17,060	11,728
Net finance expense	(4,435)	(6,588)

Profit Before Taxation	12,625	5,140
Income tax expense	(3,929)	(2,332)

Net Profit	8,696	2,808

Basic earnings per share: (€)	0.13	0.05
Diluted earnings per share: (€)	0.13	0.05

Number of shares outstanding at the end of the period (shares in thousands)	66,902	65,577
Weighted average number of shares for Basic EPS (shares in thousands)	66,335	59,146
Weighted average number of shares for Diluted EPS (shares in thousands)	67,439	61,477

Capacity Metrics
Equipped space (in square meters)	64,800	61,000
Revenue generating space (in square meters)	47,500	44,600
Utilisation rate	73%	73%

Press Release, 9 May 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2012	Mar-31 2011
Consolidated
Recurring revenue	62,279	54,142
Non-recurring revenue	3,533	3,750

Revenue	65,812	57,892

Adjusted EBITDA	27,336	22,210

Gross Margin	59.7%	57.2%
Adjusted EBITDA Margin	41.5%	38.4%

Total assets	754,854	692,175
Total liabilities	411,854	392,682
Capital expenditure, including intangible assets (i)	(61,100)	(19,518)

France, Germany, Netherlands, and UK
Recurring revenue	38,013	32,245
Non-recurring revenue	2,292	2,427

Revenue	40,305	34,672

Adjusted EBITDA	21,577	16,779

Gross Margin	62.6%	58.5%
Adjusted EBITDA Margin	53.5%	48.4%

Total assets	461,638	298,005
Total liabilities	98,395	88,922
Capital expenditure, including intangible assets (i)	(52,493)	(12,340)

Rest of Europe
Recurring revenue	24,266	21,897
Non-recurring revenue	1,241	1,323

Revenue	25,507	23,220

Adjusted EBITDA	13,408	12,102

Gross Margin	61.4%	61.1%
Adjusted EBITDA Margin	52.6%	52.1%

Total assets	188,967	152,566
Total liabilities	42,723	35,768
Capital expenditure, including intangible assets (i)	(7,923)	(6,264)

Corporate and Other

Adjusted EBITDA	(7,649)	(6,671)

Total assets	104,249	241,604
Total liabilities	270,736	267,992
Capital expenditure, including intangible assets (i)	(684)	(914)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 9 May 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: GROUP METRICS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2012	Mar-31 2011
Reconciliation of adjusted EBITDA
Consolidated
Adjusted EBITDA	27,336	22,210

Income from sub-leases on unused data centre sites	118	127

Exceptional Income	118	127

(Increase)/decrease in provision for onerous lease contracts	—	(18)
IPO transaction costs (ii)	—	(1,725)
Share-based payments	(739)	(340)

Exceptional General and Administrative costs	(739)	(2,083)

EBITDA	26,715	20,254

Depreciation and amortization	(9,655)	(8,526)

Operating Profit	17,060	11,728

France, Germany, Netherlands, and UK
Adjusted EBITDA	21,577	16,779

Income from sub-leases on unused data centre sites	118	127

Exceptional Income	118	127

(Increase)/decrease in provision for onerous lease contracts	—	(18)
Share-based payments	(161)	(92)

Exceptional General and Administrative costs	(161)	(110)

EBITDA	21,534	16,796

Depreciation and amortization	(5,325)	(5,146)

Operating Profit	16,209	11,650

Rest of Europe
Adjusted EBITDA	13,408	12,102

Share-based payments	(107)	(81)

Exceptional General and Administrative costs	(107)	(81)

EBITDA	13,301	12,021

Depreciation and amortization	(3,606)	(2,998)

Operating Profit	9,695	9,023

Corporate and Other
Adjusted EBITDA	(7,649)	(6,671)

IPO transaction costs (ii)	—	(1,725)
Share-based payments	(471)	(167)

Exceptional General and Administrative costs	(471)	(1,892)

EBITDA	(8,120)	(8,563)

Depreciation and amortization	(724)	(382)

Operating Profit/(Loss)	(8,844)	(8,945)

(ii)	The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 9 May 2012

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	Mar-31 2012	Dec-31 2011
Non-current Assets
Property, plant and equipment	526,592	477,798
Intangible assets	13,661	12,542
Deferred tax assets	37,200	39,557
Financial fixed assets	774	—
Other non-current assets	3,380	3,841

	581,607	533,738

Current Assets
Trade and other current assets	75,067	67,874
Cash and cash equivalents	98,180	142,669

	173,247	210,543

Total Assets	754,854	744,281

Shareholders’ Equity
Share capital	6,691	6,613
Share premium	469,377	466,166
Foreign currency translation reserve	7,840	7,386
Accumulated deficit	(140,908)	(149,604)

	343,000	330,561
Non-current Liabilities
Trade and other liabilities	10,717	10,294
Deferred tax liability	1,921	1,742
Provision for onerous lease contracts	9,941	10,618
Borrowings	257,430	257,267

	280,009	279,921
Current Liabilities
Trade payables and other liabilities	124,955	127,639
Income tax liabilities	3,014	2,249
Provision for onerous lease contracts	3,116	3,108
Borrowings	760	803

	131,845	133,799

Total Liabilities	411,854	413,720

Total Liabilities and Shareholders’ Equity	754,854	744,281

Press Release, 9 May 2012

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION: BORROWINGS

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	Mar-31 2012	Dec-31 2011
Borrowings Net of Cash and Cash Equivalents

Cash and Cash Equivalents (iii)	98,180	142,669

9.5% Senior Secured Notes due 2017 (iv)	255,737	255,560
Financial Leases	280	337
Other Borrowings	2,173	2,173

Borrowings Excluding Revolving Credit Facility Deferred Financing Costs	258,190	258,070

Revolving credit facility deferred financing costs (v)	(513)	(667)

Total Borrowings	257,677	257,403

Borrowings Net of Cash and Cash Equivalents	159,497	114,734

(iii)	Cash and cash equivalents includes €4.9 million as of March 31, 2012 and €4.8 million as of December 31, 2011, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iv)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	We reported deferred financing costs of €0.5 million in connection with entering into our €50 million revolving credit facility which is currently undrawn.

Press Release, 9 May 2012

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2012	Mar-31 2011
Profit for the period	8,696	2,808
Depreciation and amortization	9,655	8,526
IPO transaction costs	—	1,725
Unwinding provision for onerous lease contracts	(785)	(774)
Share-based payments	739	340
Net finance expense	4,435	6,588
Income tax expense	3,929	2,332

	26,669	21,545

Movements in trade and other current assets	(6,927)	(7,283)
Movements in trade and other liabilities	5,677	6,415

Cash Generated from Operations	25,419	20,677

Interest paid	(9,974)	(12,159)
Interest received	148	271
Income tax paid	(711)	(687)

Net Cash Flows from Operating Activities	14,882	8,102
Cash Flow from Investing Activities

Purchase of property, plant and equipment	(59,695)	(19,124)
Purchase of intangible assets	(1,405)	(394)
Acquisition financial fixed asset	(774)	—

Net Cash Flows from Investing Activities	(61,874)	(19,518)
Cash Flow from Financing Activities
Proceeds from exercised options	2,550	2,324
Proceeds from issuance of new shares	—	143,352
Repayment of “Liquidation Price” to former preferred shareholders	—	(3,055)
Proceeds from Senior Secured Notes and RCF	—	(439)
Other borrowings	(57)	(739)

Net Cash Flows from Financing Activities	2,493	141,443
Effect of exchange rate changes on cash	10	117

Net Movement in Cash and Cash Equivalents	(44,489)	130,144
Cash and cash equivalents, beginning of period	142,669	99,115

Cash and Cash Equivalents, End of Period	98,180	229,259

Press Release, 9 May 2012

INTERXION HOLDING NV

Announced Expansion Projects

with Target Completion Dates in 2012

Market	Project	CAPEX (a, b) (€ million)	Equipped Space (a) (Sqm)	Target Completion
Stockholm	STO 1: Phase 4 Expansion	€5	500	1Q 2012 (completed)

Frankfurt	FRA 7: New Build	€21	1,500	1Q 2012 (completed)

Paris	PAR 7 : Phase 1 New Build	€70	4,500	2Q 2012

London	LON 2: New Build	€38	1,700	2Q 2012

Amsterdam	AMS 6: New Build	€60	4,000	4Q 2012

Total		€194	12,200

(a)	CAPEX and Equipped Space are approximate and may change after project completion.
(b)	CAPEX reflects the total for the listed project at full power and capacity and may not be all invested in the current year.